Exhibit 99.1

www.battlemtngold.com
TSX.V – BMG
OTC.QB - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.684.6024

This press release does not constitute an offer of securities for sale in the United States and no securities may be offered or sold in the United States absent registration under the Securities Act of 1933 or an exemption from registration.

BATTLE MOUNTAIN GOLD INC. ANNOUNCES PROPOSED PRIVATE PLACEMENT

Vancouver, British Columbia – December 5, 2014 – Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) is pleased to announce a proposed non-brokered private placement of up to 2,000,000 units at a price of $0.10 per unit (the “Units”) for gross proceeds of up to $200,000 (the “Private Placement”).

Each Unit will comprise one common share and one-half of one common share purchase warrant (the “Warrants”). Each whole Warrant will entitle the holder to purchase one additional common share at a price of $0.20 per common share for two years from the date of issue.

The net proceeds from the Private Placement will be used for the further evaluation of the Company’s gold exploration project in Nevada, USA and for general corporate purposes.

Subject to TSX Venture Exchange approval, the Company may pay a finder’s fee on the gross proceeds of the Private Placement to qualified parties, payable in shares of the Company.

Completion of this Private Placement is subject to the approval of the TSX Venture Exchange.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com

ON BEHALF OF THE BOARD OF BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek
President, Chief Executive Officer and Director

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility of the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information

This news release includes certain “forward-looking statements” under applicable Canadian securities legislation that are not historical facts. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to the Company's proposed financing, objectives, goals or future plans and the business and operations of the Company. Forward-looking statements are necessarily based on a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties and other factors which may cause actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic and social uncertainties; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; delay or failure to receive board, shareholder or regulatory approvals; those additional risks set out in the Company’s public documents filed on SEDAR at www.sedar.com; and other matters discussed in this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.